UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

SUPERVALU INC.
(Name of Subject Company)

SUPERVALU INC.
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

868536103
(CUSIP Number of Class of Securities)

Todd N. Sheldon

Senior Vice President & General Counsel

SUPERVALU INC.
7075 Flying Cloud Drive
Eden Prairie, Minnesota 55344
Telephone: (952) 828-4000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
Communications on Behalf of the Person Filing Statement)

Copies to:
David M. Silk, Esq.
Igor Kirman, Esq.

DongJu Song, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000

☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the United States Securities and Exchange Commission (the “SEC”) on January 25, 2013 (the “Schedule 14D-9”), by SUPERVALU INC. (the “Company”), relating to the tender offer by Symphony Investors LLC (“Purchaser”), a newly formed Delaware limited liability company, to purchase up to 30% of the outstanding shares (the “Shares”) of common stock of the Company, par value $0.01 per Share, at a price of $4.00 per Share, net to the seller in cash, without interest, subject to any applicable withholding tax (the “Offer Price”). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 5 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 5 is being filed to reflect certain updates as reflected below.

Item 8.                                                     Additional Information

“The Offer expired at 5:00 p.m., New York City time, on Wednesday, March 20, 2013. The Depositary has advised Purchaser that as of the Expiration Time, approximately 11,686,406 Shares were validly tendered and not validly withdrawn pursuant to the Offer. The tendered Shares represent approximately 5.5% of the Shares outstanding as of immediately prior to the Expiration Time. Purchaser has accepted for purchase in accordance with the terms of the Offer all Shares that were validly tendered and not validly withdrawn prior to Expiration Time, and payment for such Shares will be made promptly, in accordance with the terms of the Offer.

On March 21, 2013, Purchaser issued a press release announcing the completion of the Offer. The full text of the press release is set forth as Exhibit (a)(5)(E) hereto.

Item 9.                                                         Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(5)(E)	Press Release issued by Purchaser, dated March 21, 2013 (incorporated by reference to exhibit (a)(5)(F) to Schedule TO-T/A filed by Purchaser on March 21, 2013)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SUPERVALU INC.

Date: March 21, 2013	By:	/s/ Todd N. Sheldon
Name: Todd N. Sheldon
Title: Senior Vice President & General Counsel

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)

Offer to Purchase, dated January 25, 2013 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO-T filed with the Securities and Exchange Commission by Symphony Investors LLC on January 25, 2013)

(a)(1)(B)

Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Tender Offer Statement on Schedule TO-T filed with the Securities and Exchange Commission by Symphony Investors LLC on January 25, 2013)

(a)(1)(C)

Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Tender Offer Statement on Schedule TO-T filed with the Securities and Exchange Commission by Symphony Investors LLC on January 25, 2013)

(a)(1)(D)

Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Tender Offer Statement on Schedule TO-T filed with the Securities and Exchange Commission by Symphony Investors LLC on January 25, 2013)

(a)(5)(A)

Press Release issued by SUPERVALU INC., dated January 10, 2013 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed with the Securities and Exchange Commission by SUPERVALU INC. on January 14, 2013)

(a)(5)(B)

Summary Newspaper Advertisement as published in The New York Times on January 25, 2013 (incorporated by reference to Exhibit (a)(1)(D) to the Tender Offer Statement on Schedule TO-T filed with the Securities and Exchange Commission by Symphony Investors LLC on January 25, 2013)

(a)(5)(C)	Press Release issued by Symphony Investors LLC on February 25, 2013 (incorporated by reference as Exhibit (a)(5)(C) to the Schedule TO filed by Purchaser on January 25, 2013)

(a)(5)(D)	Press Release issued by SUPERVALU INC., dated March 4, 2013 (incorporated by reference to Amendment No. 4 to Schedule 14D-9 filed by the Company on March 4, 2013)

(a)(5)(E)	Press Release issued by Purchaser, dated March 21, 2013 (incorporated by reference to exhibit (a)(5)(F) to Schedule TO-T/A filed by Purchaser on March 21, 2013)

(e)(1)

Tender Offer Agreement, dated January 10, 2013, by and among Symphony Investors LLC, SUPERVALU INC. and Cerberus Capital Management, L.P. (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed with the Securities and Exchange Commission by SUPERVALU INC. on January 14, 2013)

(e)(2)

Stock Purchase Agreement, dated January 10, 2013, by and among AB Acquisition LLC, SUPERVALU INC. and New Albertson’s, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed with the Securities and Exchange Commission by SUPERVALU INC. on January 14, 2013)

(e)(3)	Equity Commitment Letter, dated January 10, 2013, by the sponsors and equity investors named therein

(e)(4)	Limited Guarantee, dated January 10, 2013, of Cerberus Institutional Partners V, L.P. in favor of SUPERVALU INC.

(e)(5)	Form of Transition Services Agreement by and between SUPERVALU INC. and Albertson’s LLC

(e)(6)	Form of Transition Services Agreement by and between SUPERVALU INC. and New Albertson’s, Inc.

(e)(7)	Form of Cross-License Agreement by and between SUPERVALU INC. and New Albertson’s, Inc.

(e)(8)	Excerpts from the Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission by SUPERVALU INC. on June 4, 2012

(e)(9)	Schedule 14D-9C filed with the Securities and Exchange Commission by SUPERVALU INC. on January 11, 2012

(e)(10)	Schedule 14D-9C filed with the Securities and Exchange Commission by SUPERVALU INC. on January 10, 2012

(e)(11)	Schedule 14D-9C filed with the Securities and Exchange Commission by SUPERVALU INC. on January 10, 2012

(e)(12)	Form of Escrow Agreement, by and among the Company, American Stores Company, LLC, and JPMorgan Chase Bank, N.A.

(e)(13)	Form of Supplemental Indenture No. 5, by and between American Stores Company, LLC and Wells Fargo Bank, National Association

(e)(14)

SUPERVALU INC. Lender Presentation, dated January 29, 2013 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed with the Securities and Exchange Commission by SUPERVALU INC. on January 28, 2013)

(e)(15)	Letter to Participants in the SUPERVALU STAR 401(k) Plan, dated January 30, 2013

(e)(16)	Trustee Direction Form - SUPERVALU STAR 401(k) Plan

(e)(17)

Letter Agreement Amendment, dated February 4, 2013, between SUPERVALU INC. and Sam K. Duncan (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the Securities and Exchange Commission by SUPERVALU INC. on February 4, 2013)

(e)(18)

Letter Agreement Amendment, dated February 4, 2013, between SUPERVALU INC. and Wayne C. Sales (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed with the Securities and Exchange Commission by SUPERVALU INC. on February 4, 2013)

(e)(19)	Amended Trustee Direction Form - SUPERVALU STAR 401(k) Plan